TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                       May 3, 2002


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Universal Corp VA


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR Ease System software, by E-Mail confirmation.

                                        Sincerely,



                                        Jeffrey A. Ruiz

Enclosures

                       UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. )

                   Universal Corp VA
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (NoPar Value)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         913456109
          _______________________________________
                       CUSIP NUMBER
                     April 30, 2002
          _______________________________________
  (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]      Rule 13d-I(b)

                  [   ]    Rule 13d-I(c)

                  [   ]    Rule 13d-I(d)

CUSIP No. 913456109


1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
(B)       [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES               2,783,806*
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     315,998*
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              2,418,620*

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,783,806*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.6%**


12.TYPE OF REPORTING PERSON

         HC,CO




* Included in this figure are the securities reported by Deutsche Investment Management Americas Inc. on the following cover page. Taunus expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities reported on this cover page

** Included in this percentage is the percentage of securities reported by Deutsche Investment Management Americas Inc. on the following cover page

CUSIP No. 913456109



1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(A)      [ ]
(B)      [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES               2,603,320
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY             0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING                     184,700
PERSON WITH   8. SHARED DISPOSITIVE POWER
                              2,418,620

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,603,320

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.9%


12.TYPE OF REPORTING PERSON

         IA

Item 1(a).        Name of Issuer:

                  Universal Corp VA (the  Issuer )

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 1501 North Hamilton Street, Richmond, VA 23230.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corporation (Taunus) and Deutsche Investment Management Americas Inc.
                  (DIMA) (Taunus and DIMA together, the  Reporting Persons).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, New York, 10019.

                  The principal place of business of DIMA is 345 Park Avenue, New York, New York 10154.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock (the
                  Common Stock).

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 A.    Taunus Corporation:

                 (a)    [   ]Broker or dealer registered under section 15 of
                        the Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19)
                        of the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [X]  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c),
                  check this box.   [  ]

                  B. Deutsche Investment Management Americas Inc.:

                 (a)    [   ]Broker or dealer registered under section 15 of
                             the Act;

                 (b)    [   ]Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19)
                             of the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    [X]  An investment adviser in accordance with Rule
                             13d-1 (b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [   ]A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check
                  this box.   [  ]

Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                           The Reporting Person owns the amount of the Common
                   Stock as set forth on the cover page.

                  (b)      Percent of class:

                           The Reporting Person owns the percentage of  the
                   Common Stock as set forth on the cover page.

                   (c)     Number of shares as to which such person has:

                          (i)      sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power
                            to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The Reporting Person has the sole power to
                            dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power
                            to dispose or direct the disposition of
                            the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.are indirect wholly-owned subsidiaries of Taunus holding Common Stock. Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2002



                                     TAUNUS CORPORATION



                                     By: /s/ James T. Byrne, Jr.
                                        -------------------------------------
                                         Name:   James T. Byrne, Jr.
                                        Title:  Secretary

           Consent of Deutsche Investment Management Americas Inc.


                  The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Deutsche Investment Management Americas Inc.
 pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 3, 2002



                         DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.



                         By:              /s/ William G. Butterly III
                              --------------------------------------------
                              Name:            William G. Butterly III
                              Title:           Secretary